October 1, 2024

Douglas Sharp
Executive Vice President of Finance and Chief Financial Officer
Insperity, Inc.
19001 Crescent Springs Drive
Kingwood, TX 77339

       Re: Insperity, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Form 10-Q for Fiscal Quarter Ended June 30, 2024
           Item 2.02 Form 8-K Filed August 1, 2024
           File No. 001-13998
Dear Douglas Sharp:

       We have reviewed your filings and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Executive Summary
2023 Highlights, page 40

1. Please disclose, present and discuss the GAAP measure that is most comparable to adjusted EBITDA per WSEE per month with equal or greater prominence. Refer to Item
       10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of our Non-GAAP Financial
       Measures Compliance and Disclosure Interpretations.
 October 1, 2024
Page 2
Key Operating Metrics, page 47

2. Adjusted EBITDA and adjusted EPS and their growth percentages are non-GAAP measures. Please disclose their most comparable GAAP measures and growth percentages with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and
       Question 102.10(a) of our Non-GAAP Financial Measures Compliance and Disclosure
       Interpretations. This comment also applies to your Forms 10-Q and the headline earnings section of your August 1, 2024 earnings release.
Non-GAAP Financial Measures, page 54

3.     We note that you present    % change year over year    for the non-GAAP
measures you
       reconcile here. Please disclose their most comparable GAAP measures with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question
       102.10(a) of our Non-GAAP Financial Measures Compliance and Disclosure Interpretations. This comment also applies to your Forms 10-Q and earnings releases.
Consolidated Financial Statements
Consolidated Statements of Income and Comprehensive Income, page F-7

4. Please provide us the analysis you performed in concluding payroll tax revenues and expenses can be presented on a gross basis under ASC 606, despite your revenues being presented net for the directly-related payroll costs. Also, provide us the analysis you performed in determining that the payroll taxes can be separated from the directly-related payroll costs for ASC 606 accounting purposes.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 if you
have any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services